Exhibit 12.1

(in thousands)

	For the Three Months Ended June 30,				For the Six Months Ended June 30,
	2005		2004		2005		2004

Fixed Charges Computation:
Preferred stock dividend	$—		$—		$878		$772
Interest expense, including amortization of debt issuance costs, on convertible debt	1,241		528		2,468		1,055
Total fixed charges and preferred dividends	1,241		528		3,346		1,827

Earnings Computation:
Profit before equity in income of investee	12,400		11,472		16,234		15,929
Add:
Fixed charges	1,241		528		3,346		1,827
Earnings as adjusted	$13,641		$12,000		$19,580		$17,756

Ratio of earnings to fixed charges	11.0	x	22.7	x	7.9	x	16.8	x
Ratio of earnings to fixed charges and preferred dividends	11.0	x	22.7	x	5.9	x	9.7	x